

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 25, 2021

Gleb Budman
Chief Executive Officer
Backblaze, Inc.
500 Ben Franklin Ct.
San Mateo, CA 94401

> **Re: Backblaze, Inc.**
> **Amendment No. 1 to**
> **Draft Registration Statement on Form S-1**
> **Submitted May 11, 2021**
> **CIK No. 0001462056**

Dear Mr. Budman:

We have reviewed your amended draft registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to the comment and your amended draft registration statement or filed registration statement, we may have additional comments.

Amendment No. 1 to Draft Registration Statement on Form S-1

Revenue Recognition, page F-10

1. You disclose that revenues from subscription-based arrangements are recognized on a straight-line basis over the contractual term and fees from consumption-based arrangements are recognized as services are delivered based on the amount of daily storage consumed. Please tell us what consideration was given to disaggregating revenue by these categories. Refer to ASC 606-10-55-90 and 55-91.

You may contact Amanda Kim, Senior Staff Accountant, at 202-551-3241 or Stephen Krikorian, Accounting Branch Chief, at 202-551-3488 if you have questions regarding comments on the financial statements and related matters. Please contact Kathleen Krebs, Special Counsel, at 202-551-3350 or Jan Woo, Legal Branch Chief, at 202-551-3453 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Technology

cc: Bennett L. Yee, Esq.